Albany Atlanta Brussels Denver Los Angeles	New York Philadelphia San Diego San Francisco Washington, DC

THOMAS WARDELL (404) 527-4990	EMAIL ADDRESS twardell@mckennalong.com

October 3, 2012

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  Ms. Tia L. Jenkins

Re:	U.S. China Mining Group, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 30, 2012
Form 10-Q for the Fiscal Quarter Ended March 31, 2012
Filed May 21, 2012
Response Dated September 4, 2012
SEC Comment Letter, dated September 19, 2012
File No. 000-53843

Ladies and Gentlemen:

On behalf of our client, U.S. China Mining Group, Inc. (the “Company”), we are responding to the letter to the Company dated September 19, 2012 (the “Comment Letter”) from John Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining, Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

Set forth below are the Company’s responses to the comments of the Commission staff (the “Staff”).  For ease of reference, each comment contained in the Comment Letter appears directly above the corresponding response.

Form 10-K for the Year Ended December 31, 2011

Notes to Consolidated Financial Statements, page F-7

2. Summary of Significant Accounting Policies, page F-8

United States Securities and Exchange Commission

Goodwill, page F-9

Comment 1.
Please further explain to us how you determined the total cash inflows for Tong Gong over the next five years of $37.36 million, and the per year cash flows of $8.07 million thereafter.  In your response, tell us the price, profit margins, net income ratios and estimated production and sales volumes that you used to arrive at these cash inflows. Also tell us the total number of periods over which you have projected the cash inflows, and the basis for using this number of periods.

Response:

Please see the worksheets attached hereto as Exhibit A showing our Tong Gong profit and loss projections for the next 5 years.  We estimated net cash inflows for the next 5 years by using each year’s estimated net income plus the depreciation and amortization.   We do not expect significant capital expenditures and financing activities for Tong Gong during the 5 year projection period.  The per-year cash flow of $8.07 million was the estimated cash inflow amount for the 5th year as shown in the projections.  Please see the attached projections for our  assumptions relating to estimated average selling price per ton, average cost per ton, and estimated production and sales volumes for each year.  We applied a 15% discount rate against our 5th year estimated net cash inflow of $8.07 million to derive the total cash inflows for the years after 2016.  We note, however, that the estimated remaining period (reserve life) for Tong Gong at December 31, 2011 is approximately 22 years, as determined by using total resources (4.37 million tons) at December 31, 2011 multiplied by a 70% recovery rate, and divided by estimated annual production of 140,000 tons.  Please see our response to Comment 2 below for a discussion regarding our use of a 70% recovery rate.

Comment 2.
We note your response to comment two of our letter dated August 9, 2012 and understand that you apply a 65-70% recovery rate to your in-place resources in determining cash flows used in your goodwill impairment analysis of the Tong Gong reporting unit. Please address the following points:

•	Tell us why you use a higher recovery rate of 70% versus the 55% rate used by your consultant, JTB in projecting cash flows of the Tong Gong mine.

•	Tell us the quantities of each class, measured, indicated, and inferred, that are used in your cash flow projection and the mining and processing recovery rates you apply to each class.

•
Provide historical data that supports your conversion of resources to saleable reserves for each class of resource type used in your impairment testing. At a minimum, the reconciliation of resources to reserves should cover the periods presented in your filing.

United States Securities and Exchange Commission

Response:

Below is our response to each bullet point above:

•	Tell us why you use a higher recovery rate of 70% versus the 55% rate used by your consultant, JTB in projecting cash flows of the Tong Gong mine.

As we indicated and explained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and in our responses to previous Staff comment letters in 2009, our expected mining recovery for Tong Gong mine, based on our historical operating experience, is about 65-70% of the in-place resources, and our process/screening recoveries are about 95-97% of the run-of-mine output (the amount resulting from the mining recovery amount).  Thus, we have the legal right to extract coal based on 6,149,700 metric tons (“tons”) of in-place resources from Tong Gong coal mine, provided that the coal underlying the mining rights is fully paid for by a certain period of time.  Having rights to legally extract a stated amount of coal does not guarantee reserves or the amount that may be economically extracted.

The amount of coal underlying our mining rights is determined based on PRC standards, which differ from those of Guide 7 of the Securities Act Industry Guide (“SEC Industry Guide 7”). As such, coal that is deemed extractable in China, where we operate, may not be deemed proven or probable reserves under SEC Industry Guide 7, but may still be saleable as we explain in the third bullet below. Because our coal is mined and sold entirely in China, we believe it is helpful to understanding our business for us to provide the measurements of coal reserves experienced by the Company in its operations and therefore used by it for evaluations. The amount of coal underlying our mining rights in Tong Gong are based on PRC guidelines, which present a different valuation of our mining reserves from Tong Gong mine’s proven and probable reserves, as such terms are defined in SEC Industry Guide 7. Specifically:

○
Proven (Measured) Reserves are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings, or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling, and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

○
Probable (Indicated) Reserves are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

United States Securities and Exchange Commission

○
Because we operate our Tong Gong mine, and produce and sell the coal entirely in China, the amount of reserves appraised and, importantly, the recovery rate under PRC standards are very different from the Standards and methods under SEC Industry Guide 7. Accordingly, we believe it is more practical and appropriate that we estimated our future production and sales volumes based on reserves from PRC standards – even though our consultant utilized the SEC Industry Guide 7 in reaching its conclusions – because that recovery rate is more consistent with our actual experience.

•	Tell us the quantities of each class, measured, indicated, and inferred, that are used in your cash flow projection and the mining and processing recovery rates you apply to each class.

Both the recovery rate of 65-70% under PRC standards and 55-57% under the consultant’s report are for proven (measured) product reserves (which is the same as saleable reserves) in proportion to total resources. Accordingly, we only used the proven (measured) product reserves for our cash flow projection.

•
Provide historical data that supports your conversion of resources to saleable reserves for each class of resource type used in your impairment testing. At a minimum, the reconciliation of resources to reserves should cover the periods presented in your filing.

As we and our consultant explained to the Staff in 2009, the methods for reserve appraisal under PRC and Industry Guide 7 and the recovery rate are very different, and cannot really be reconciled. The product reserves (salable reserves) under Industry Guide 7 refer to pure coal without ash and impurities after detail sorting and beneficiation and only then are ready for sale.  But in China, coal can be sold after a rough sorting or sometimes no sorting, albeit at a different selling price.  In other words, China can sell “run-of-mine” coal.  The recovery rate for “run-of-mine” coals for Tong Gong under our consultant’s report is 69%, which is very close to the experienced recovery rate of 70%.  “Run-of-mine” coal is therefore considered as saleable reserves for the Company for purposes of this projection.

Attached as Exhibit B is a comparison of our record of resources/ reserves from the our consultant’s report and the Company’s own records under the PRC standards..

Form 10-Q for the Quarter Ended June 30, 2012

Management’s Discussion and Analysis, page 27

Comment 3.
We note your disclosures indicating that you did not produce or sell any coal from the Xing An mines for the quarter ended June 30, 2012 due to the mine retrofit project and seasonality due to the permafrost nature of the mines. Please address the following points:

United States Securities and Exchange Commission

•
Provide details sufficient to understand the reasons for undertaking the mine retrofit project, when the project commenced, how long it will take to complete, and when you expect to recommence production and sales at Xing An.

•
Explain why the “permafrost nature of the mines” caused you suspend production at the Xing An mines in the second quarter of 2012, but did not affect production in the during the quarter ended June 30, 2011.

Response:

Below is our response to each bullet point above:

•
Provide details sufficient to understand the reasons for undertaking the mine retrofit project, when the project commenced, how long it will take to complete, and when you expect to recommence production and sales at Xing An.

We commenced the retrofit project in November, 2009, to increase the number of days during the year that we can extract coal from the mines.  Currently, because of the permafrost nature of the mines, we can only extract coal for about 100 days during the winter months.  As a result of the retrofit project, we will be able to use a “longwall” mining technique, which will allow us to extract coal for more than 300 days out of the year from the mines.  We initially expected that the total project would take about 30 months from the time we began construction, although it has taken somewhat longer than expected.  Additionally, there may be further work necessary to comply with safety, environmental and other standards if required by the applicable authorities in connection with the permitting process. We expect to commence mining using the longwall mining technique after we receive all necessary permits and licenses, which we expect to occur sometime in 2013.

As with prior years, we will recommence production and sales at Xing An in October or November of 2012 using the current mining method.  The exact time depends on the weather and climate conditions given our current method of mining relying on the permafrost nature of the mines.

•
Explain why the “permafrost nature of the mines” caused you suspend production at the Xing An mines in the second quarter of 2012, but did not affect production in the during the quarter ended June 30, 2011.

As noted above, the Xing An mines are only operable for about 100 days out of the year.  The exact period of time depends on the weather and climate conditions in the region.  In 2011, the conditions allowed us to keep the mines open into April.  In 2012, however, we had to shut the mines down in March due to warmer conditions affecting the permafrost layer in the mines.

United States Securities and Exchange Commission

Comment 4.
We note your response to comment four of our letter dated August 9, 2012 related to the deterioration of earnings caused by shipping difficulties experienced by a customer of Xing An. Please address the following points:

•
Further explain to us the details about the transportation constraints that you encountered, including why they arose, the anticipated timing of these limitations and the reason(s) why you believe your limited access to railway transportation is only temporary.

•
Provide us with an update as to whether the shipping difficulties have been alleviated in the third quarter of 2012, and if the customer has taken the remaining coal inventory and resumed its purchases of coal from Xing An.

•
To the extent that these conditions continue to exist in future periods, confirm to us that you will expand your MD&A to clearly explain the reasons for these continual shipping difficulties, the adverse effects they had and may continue to have on your results of operations and your expectations of when these matters will be alleviated.

Response:

Below is our response to each bullet point above:

•
Further explain to us the details about the transportation constraints that you encountered, including why they arose, the anticipated timing of these limitations and the reason(s) why you believe your limited access to railway transportation is only temporary.

As noted in our response to your letter of August 9, 2012, our customer is responsible for booking transportation of the purchased coal.  During the first quarter of 2012, however, the customer was unable to arrange for sufficient shipping capacity and, therefore, could not take delivery of all of the coal resulting in retained inventory of 185,000 tons.  We believe that was the result of a general shortage of cargo trains in northeast China where the Xing An mines are located.  As mentioned in our previous response, we have received assurances from the customer that they will be able to take all of the purchased coal by the end of the year and, in fact, that they have arranged for transportation of all of the coal.  Our history with this customer has not given us any reason to doubt their assurances.  If, however, we do determine that it would be in our best interests to sell the coal to a third party, we can do so without breaching our contract, although we will wait until the winter months when the price for the coal is expected to increase.

United States Securities and Exchange Commission

•
Provide us with an update as to whether the shipping difficulties have been alleviated in the third quarter of 2012, and if the customer has taken the remaining coal inventory and resumed its purchases of coal from Xing An.

As noted above, the customer has informed us that they have arranged for transportation of all of the remaining coal inventory.  They expect to take delivery of the coal in either the 4th quarter of 2012 or the first quarter of 2013.  In fact, they have informed us that they will need even more coal than we currently have in our inventory.

•
To the extent that these conditions continue to exist in future periods, confirm to us that you will expand your MD&A to clearly explain the reasons for these continual shipping difficulties, the adverse effects they had and may continue to have on your results of operations and your expectations of when these matters will be alleviated.

In the event we determine that the shipping difficulties described above will exist in future periods, we will expand our MD&A to clearly explain the reasons for these difficulties, the adverse effects they had and may continue to have on our results of operations and our expectations of when these matters will be alleviated.

* * * *

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Mr. Douglas Eingurt at (404) 527-4056.

Very truly yours, /s/ Thomas Wardell Thomas Wardell
TW:dse

cc:           Hongwen Li
Xinyu Peng

EXHIBIT A

TONG GONG MINE
Financial Projection
	2012	2013	2014	2015	2016

	Full Year E	Full Year E	Full Year E	Full Year E	Full Year E

Net sales	$23,206,004	$24,366,304	$25,584,620	$26,863,851	$28,207,043

Cost of goods sold	13,342,907	14,010,052	14,710,555	15,446,083	16,218,387

Gross profit	9,863,097	10,356,252	10,874,065	11,417,768	11,988,656

Operating expenses
Selling expenses
General and administrative expenses	2,696,675	2,831,508	2,973,084	3,121,738	3,277,825

Total operating expenses	2,696,675	2,831,508	2,973,084	3,121,738	3,277,825

Income (loss) from operations	7,166,423	7,524,744	7,900,981	8,296,030	8,710,831

Non-operating income (expenses)
Interest income
Interest expense
Financial expense
Non-operating income
Non-operating expenses
Other income
Other expenses
Subsidy income

Total non-operating expenses	60,353	63,370	66,539	69,866	73,359

Income (loss) before income tax	7,226,775	7,588,114	7,967,520	8,365,896	8,784,191

Income tax	1,806,694	1,897,029	1,991,880	2,091,474	2,196,048

Net income (loss)	5,420,081.47	5,691,085.55	5,975,639.82	6,274,421.82	6,588,142.91

Other comprehensive item
Foreign currency translation

Comprehensive Income (loss)

Depreciation & Amortization	1,482,000	1,482,000	1,482,000	1,482,000	1,482,000

EBITDA	8,769,128	9,133,484	9,516,059	9,917,762	10,339,550

Sales Data (Assumption for estimates)
Volume - Self Production (Tons)	140,000	140,000	140,000	140,000	140,000
Volume - Brokerage (Tons)	240,000	240,000	240,000	240,000	240,000
Total Sale Volume (Tons)	380,000	380,000	380,000	380,000	380,000
Selling Price / Ton	$61.07	$64.12	$67.33	$70.69	$74.23
Avg. Cost / Ton	$35.11	$36.87	$38.71	$40.65	$42.68

Cash Inflow For next 5 years	2012	2013	2014	2015	2016	TOTAL FOR NEXT 5 YEARS
Net Income + Depreciation & Amortization	6,902,081.47	7,173,085.55	7,457,639.82	7,756,421.82	8,070,142.91	37,359,371.56

Cash Inflow For 2017 and after (2016 Cash Inflow x 15% Discount Rate)

Total future cash flow of Tonggong
for next 5 years	37,359,371.56
2017 and after	53,800,952.71
TOTAL:	91,160,324.27

discounted back to present value at 15% discount rate
for next 5 years	24,776,259.28	see additional calculation wks 1
2017 and after	23,259,636.67	see additional calculation wks 2
Total FV of Tonggong	48,035,895.95

SGZH - Tonggong

Compound Period:			Annual

Nominal Annual Rate:			15.000%

CASH FLOW DATA

	Event	Date	Amount	Number	Period	End Date
1	Loan	12/31/2011	24,776,259.28	1
2	Payment	12/31/2012	6,902,081.00	1
3	Payment	12/31/2013	7,173,086.00	1
4	Payment	12/31/2014	7,457,640.00	1
5	Payment	12/31/2015	7,756,422.00	1
6	Payment	12/31/2016	8,070,143.00	1

AMORTIZATION SCHEDULE - Normal Amortization

	Date	Payment	Interest	Principal	Balance
Loan	12/31/2011				24,776,259.28
2011 Totals		0.00	0.00	0.00

1	12/31/2012	6,902,081.00	3,716,438.89	3,185,642.11	21,590,617.17
2012 Totals		6,902,081.00	3,716,438.89	3,185,642.11

2	12/31/2013	7,173,086.00	3,238,592.58	3,934,493.42	17,656,123.75
2013 Totals		7,173,086.00	3,238,592.58	3,934,493.42

3	12/31/2014	7,457,640.00	2,648,418.56	4,809,221.44	12,846,902.31
2014 Totals		7,457,640.00	2,648,418.56	4,809,221.44

4	12/31/2015	7,756,422.00	1,927,035.35	5,829,386.65	7,017,515.66
2015 Totals		7,756,422.00	1,927,035.35	5,829,386.65

5	12/31/2016	8,070,143.00	1,052,627.34	7,017,515.66	0.00
2016 Totals		8,070,143.00	1,052,627.34	7,017,515.66

Grand Totals		37,359,372.00	12,583,112.72	24,776,259.28

Last interest amount decreased by 0.01 due to rounding.

SGZH - TONGGONG - after 5th year

Compound Period:			Annual

Nominal Annual Rate:			15.000%

CASH FLOW DATA

	Event	Date	Amount	Number	Period	End Date
1	Loan	12/31/2011	23,259,636.67	1
2	Payment	12/31/2012	0.00	1
3	Payment	12/31/2013	0.00	1
4	Payment	12/31/2014	0.00	1
5	Payment	12/31/2015	0.00	1
6	Payment	12/31/2016	0.00	1
7	Payment	12/31/2017	53,800,953.00	1

AMORTIZATION SCHEDULE - Normal Amortization

	Date	Payment	Interest	Principal	Balance
Loan	12/31/2011				23,259,636.67
2011 Totals		0.00	0.00	0.00

1	12/31/2012	0.00	3,488,945.50	3,488,945.50-	26,748,582.17
2012 Totals		0.00	3,488,945.50	3,488,945.50-

2	12/31/2013	0.00	4,012,287.33	4,012,287.33-	30,760,869.50
2013 Totals		0.00	4,012,287.33	4,012,287.33-

3	12/31/2014	0.00	4,614,130.43	4,614,130.43-	35,374,999.93
2014 Totals		0.00	4,614,130.43	4,614,130.43-

4	12/31/2015	0.00	5,306,249.99	5,306,249.99-	40,681,249.92
2015 Totals		0.00	5,306,249.99	5,306,249.99-

5	12/31/2016	0.00	6,102,187.49	6,102,187.49-	46,783,437.41
2016 Totals		0.00	6,102,187.49	6,102,187.49-

6	12/31/2017	53,800,953.00	7,017,515.59	46,783,437.41	0.00
2017 Totals		53,800,953.00	7,017,515.59	46,783,437.41

Grand Totals		53,800,953.00	30,541,316.33	23,259,636.67

Last interest amount decreased by 0.02 due to rounding.

EXHIBIT B

Reserves per J.B report, in Million tons

	2008	2009	2010	2011
Tonggong
In-place resources, measured	2.74	1.29	0.86	0.65
In-place resources, indicated	0.35	0	0	0
Total in-place resources	3.09	1.29	0.86	0.65

Run-of-mine, measured	1.54	0.88	0.59	0.45
Run-of-mine, indicated	0.21	0	0	0
Total Run-of-mine resources	1.75	0.88	0.59	0.45	0.69 recovery rate = run-of-mine resources / in-place resources

Proven reserves	1.36	0.73	0.49	0.37
Probable reserves	0.17	0	0	0
Total product reserves (saleable reserves)	1.53	0.73	0.49	0.37	0.57 recovery rate = proven products reserves / in-place resources

Reserves under PRC standards, in tons

Tonggong

	Beginning of the year	Addition of reserves	Depletion	Year (Period) End

Total @ 12.31.2007	4,649,700	1,500,000	716,936	5,432,764

Q1, 2008			137,536	5,295,228
Q2, 2008			168,245	5,126,983
Q3, 2008			66,448	5,060,535
Q4, 2008			0	5,060,535
Total			372,229	5,060,535

Q1, 2009			98,031	4,962,504
Q2, 2009			184,553	4,777,951
Q3, 2009			67,416	4,710,535
Q4, 2009			0	4,710,535
Total			350,000	4,710,535

Q1, 2010			88,906	4,621,629
Q2, 2010			49,310	4,572,319
Q3, 2010			30,810	4,541,509
Q4, 2010			31,480	4,510,029
Total			200,506	4,510,029

Q1, 2011			62,634	4,447,395
Q2, 2011			42,959	4,404,436
Q3, 2011			21,341	4,383,095
Q4, 2011			15,380	4,367,715
Total			142,314	4,367,715	3,057,401 4,367,715 X 70%
					Resources at Dec 31, 2011 * 70% recovery rate (the rate was determined by PRC mining engineer under PRC standards)
Q1, 2012			34,990	4,332,725
Q2, 2012			39,021	4,293,704
Total			74,011	4,293,704